UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
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BIOLOK INTERNATIONAL INC.
(Name of Subject Company)
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BIOLOK INTERNATIONAL INC.
(Names of Person(s) Filing Statement)
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Common Stock, $.01 Par Value
(Title of Class of Securities)

090943200 (Common Stock)
(CUSIP Number of Class of Securities)
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Bruce L. Hollander, President and Chief Executive Officer
BioLok International Inc.
368 S. Military Trail
Deerfield Beach, FL 33442
(954) 698-9998
(Name, address, telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)
_______________

with a copy to:

Jonathan L. Shepard, Esquire
Siegel, Lipman, Dunay & Shepard, LLP
5355 Town Center Road, Suite 801
Boca Raton, FL 33486
(561) 368-7700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

(a) The name of the subject company is BioLok International Inc., a Delaware corporation (“BioLok” or the “Company”), and the address of the principal executive offices of the Company is 368 S. Military Trail, Deerfield Beach, Florida 33442, and its telephone number is (954) 698-9998.

(b) The title of the class of equity securities to which this statement relates is the common stock, par value $0.01 per share, of the Company (the “Common Stock”). As of the close of business on September 7, there were 15,666,838 shares of Common Stock outstanding.

Item 2. Identity and Background of Filing Person.

(a) Name and Address. The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above.

(b) Tender Offer. This statement relates to a tender offer by Tumbler Merger Corp., a Delaware corporation (“Offeror”), and a wholly-owned subsidiary of Tumbler Holdings, Inc., a Delaware corporation (“Tumbler”), disclosed in a Tender Offer Statement on Schedule TO, dated September 25, 2006 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the issued and outstanding shares of Common Stock at a purchase price of $2.15 per share (the “Offer Price”), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 25, 2006 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”) (which, together with the Offer to Purchase, constitute the “Offer”). The minimum number of shares which the Offer is required to accept is 50.01% of the Company’s outstanding shares (including shares owned by Tumbler and the Offeror), calculated on a fully diluted basis (the “Minimum Condition.”) The Offer to Purchase and Letter of Transmittal are being mailed with this statement and are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

 The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 7, 2006 (as such agreement may be amended from time to time, the “Merger Agreement”), by and among Offeror, Tumbler and the Company. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant portions of the Delaware General Corporation Law (the “DGCL”), Offeror will merge with and into the Company (the “Merger”) and each share of Common Stock that is not tendered pursuant to the Offer will be converted into the right to receive cash in an amount equal to the Offer Price (other than shares of Common Stock that are held by (a) HealthpointCapital Partners II, L.P. (“HealthpointCapital”) (the parent company of Tumbler and Offeror), Offeror, Tumbler and the Company which will be canceled, and (b) stockholders, if any, who properly exercise their appraisal rights under the DGCL). Following the effective time of the Merger (the “Effective Time”), the Company will continue as a wholly-owned subsidiary of Tumbler (the Company after the Effective Time hereinafter referred to as the “Surviving Corporation”). A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

As set forth in the Schedule TO, the address of the principal executive offices of Tumbler and Offeror is 505 Park Avenue, New York, New York 10022; and its telephone number is (212) 935-7780.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Item 3, or as incorporated by reference herein, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and: (i) its executive officers, directors or affiliates; or (ii) HealthpointCapital, Tumbler, Offeror or their executive officers, directors or affiliates. Pursuant to the Merger Agreement, the Offeror has the right (after acquiring a majority of the Common Stock pursuant to the Offer) to designate persons to the Board of Directors of the Company (the “BioLok Board”) other than at a meeting of the stockholders of the Company (such time hereinafter referred to as the “Appointment Time”), so that upon such designation the designees shall constitute a majority of the Board of Directors.

(a) Arrangements with Current Executive Officers and Directors of the Company.

Cash Consideration Payable Pursuant to the Offer.

 If the non-employee directors or their affiliates (Daniel C. Lubin, Neil H. Smith and Harold Weisman), executive officers (Bruce L. Hollander, Ingo K. Kozak and Patricio Nilo) and consultants and employees (John L. Ricci and Harold Alexander) of the Company were to tender the shares of Common Stock they own for purchase pursuant to the Offer as they have agreed pursuant to the Stockholder Support Agreements (as defined below), they would receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. Any outstanding shares of Common Stock not tendered in the Offer will be cancelled and converted in the Merger into the right to receive the Offer Price, without interest. As of September 7, 2006, the Company’s directors and executive officers (or their affiliates) owned in the aggregate 8,412,297 shares of Common Stock in the amounts set forth below. If the directors, executive officers and their affiliates were to tender all of their shares of Common Stock for purchase pursuant to the Offer, and those shares of Common Stock were purchased by Offeror at the Offer Price, the directors, the executive officers and their affiliates would receive an aggregate of $18,086,438.55 in cash, without interest and less any required withholding taxes in the amounts set forth below.

Name	Shares Held		Transaction Proceeds
Bruce L. Hollander	3,403,426		$7,317,365.90
Daniel C. Lubin	2,333,333	(1)	$5,016,665.95
Ingo K. Kozak	1,346,089		$2,894,091.35
Harold Alexander	423,957		$911,507.55
Patricio Nilo	328,802		$706,924.30
John L. Ricci	302,000		$649,300.00
Neil H. Smith	141,345		$303,891.75
Harold Weisman	133,345		$286,691.75
Total	8,412,297		$18,086,438.55

(1) Shares held by Radius Venture Partners II, L.P., of which Mr. Lubin may be deemed the beneficial owner under Securities and Exchange Commission Rule 13d-3.

        As of September 7, 2006, none of the Company’s directors or executive officers held options to purchase shares of Common Stock.

Director and Officer Indemnification.

        Section 145 of the DGCL permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. The Bylaws of the Company (the “Bylaws”) provide that the Company has the power to indemnify its officers and directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary, and the Company may pay expenses of its officers and directors as incurred in connection with proceedings against them for which they may be indemnified.

Change of Control Agreements with Current Executive Officers.

The Company does not have any change of control agreement with its current executive officers.

(b) Arrangements with Offeror and Tumbler.

Merger Agreement.

The summary of the Merger Agreement contained in Section 13 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 14 of the Offer to Purchase are incorporated herein by reference. This summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) and is incorporated herein by reference.

Stockholder Support Agreements.

The summary of the Stockholder Support Agreements, dated as of September 7, 2006, by and between Offeror and the non-employee directors (Daniel C. Lubin (on behalf of Radius Partners, LLC), Neil H. Smith and Harold Weisman) and executive officers (Bruce L. Hollander, Ingo K. Kozak and Patricio Nilo), and consultants and employees (John L. Ricci and Harold Alexander) of the Company (the “Stockholder Support Agreements”) contained in Section 13 of the Offer to Purchase is incorporated herein by reference. This summary is qualified in its entirety by reference to the form of Stockholder Support Agreement which is filed as Exhibit (e)(2) and is incorporated herein by reference.

Confidentiality Agreement.

On June 5, 2006, the Company and HealthpointCapital entered into a confidentiality agreement (the “Confidentiality Agreement”). Each party agreed that any information furnished to it or to its representatives, whether before or after the date of the Confidentiality Agreement, would be kept confidential and used only for purposes of evaluating a possible transaction and disclosed only to the representatives of the party, as may be required by law, or with the written consent of the other party. The Confidentiality Agreement has a two-year term.

Item 4. The Solicitation or Recommendation.

(a) Recommendation.

At a meeting held on September 6, 2006, the BioLok Board unanimously : (1) determined that the Merger Agreement is advisable; (2); determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together, are at a price and on terms that are in the best interests of BioLok and its stockholders; (3) approved the Merger Agreement and the transactions contemplated thereby and the Stockholders Support Agreements; and (4) resolved to recommend that the BioLok stockholders accept the Offer and tender their Common Stock thereunder and approve and adopt the Merger Agreement and the merger.

A letter to the stockholders communicating the BioLok Board’s recommendations is filed herewith as Exhibit (a)(2)(A) and is incorporated herein by reference in its entirety.

(b) Background and Reasons for the Recommendation.
Background of the Merger.

The BioLok Board has periodically reviewed BioLok’s long-term strategies and objectives and developments in the markets in which it operates. BioLok’s senior management has engaged in discussions from time-to-time with representatives of other companies regarding various indications of interest in a potential strategic transaction, including investments in BioLok, joint ventures, and acquisitions of BioLok.

On March 15, 2006, David Stoffel, an employee of Radius Ventures, LLC, a shareholder of the Company, advised the Company’s President, Bruce Hollander, that a representative of HealthpointCapital wanted to meet with Mr. Hollander at the Academy of Osseointegration conference in Seattle, Washington.

On March 27, 2006, David Kressel of HealthpointCapital contacted Mr. Hollander and arranged to meet with him at the Academy of Osseointegration conference. Messrs. Kressel and Hollander met on March 27, 2006. During that meeting, Mr. Hollander explained BioLok’s business to Mr. Kressel, and Mr. Kressel provided Mr. Hollander with an overview of HealthpointCapital’s business objectives.

On April 5, 2006, Mr. Hollander met with John McCormick and John Chopack of HealthpointCapital at HealthpointCapital’s offices in New York City. At that meeting, the parties discussed a potential business combination between BioLok and HealthpointCapital, but did not enter into any substantive discussions of any such combination.

On June 1, 2006, Mr. Hollander met with John Chopack and Mortimer Berkowitz, III, directors of HealthpointCapital, for the purpose of discussing the purchase of BioLok by HealthpointCapital.

On June 5, 2006, HealthpointCapital advised Mr. Hollander that HealthpointCapital was interested in pursuing the purchase of BioLok, and the parties entered into a non-disclosure agreement on that date.

On June 20, 2006, Mr. Chopack toured BioLok’s offices in Deerfield Beach, Florida, and met with BioLok’s management, including Mr. Hollander.

On June 26, 2006, the Company received a letter of intent (“HealthpointCapital LOI”) from HealthpointCapital, signed by John C. McCormick, a director, providing for a purchase price of $2.05 per share, subject to completion of confirmatory due diligence. The letter also contemplated that the BioLok Board would have the right under certain conditions to explore and take other steps with respect to unsolicited transaction proposals it might receive after execution of a letter of intent but prior to the execution of a definitive agreement. The letter proposed that BioLok pay HealthpointCapital $1,000,000 and HealthpointCapital’s expenses in the event that BioLok accepted a superior proposal during an exclusive dealings period beginning with the execution of the letter of intent and ending with the execution of a definitive agreement.

On June 28, 2006, at a special meeting of the BioLok Board, BioLok’s management discussed with the BioLok Board the transaction terms proposed by HealthpointCapital. Representatives from the Company’s investment banking firm, Capitalink, L.C. (“Capitalink”), and the Company’s counsel, Siegel, Lipman, Dunay & Shepard, LLP (“SLDS”), were present at the meeting. Mr. Hollander then discussed with the BioLok Board BioLok’s potential attractiveness in the marketplace to other venture or equity firms, to competitors, and to companies that might want to enter the Company’s business. He also discussed efforts that the Company’s management and Capitalink had made over a period of more than one year to determine third-party interest in making an investment in, or acquiring the Company, and what Capitalink viewed the potential for other parties to come forward with acquisition or investment proposals. Mr. Hollander next reviewed the principal terms of the HealthpointCapital LOI. He noted that the HealthpointCapital LOI stated an enterprise valuation of approximately $34,600,000, which HealthpointCapital calculated as a multiple of 3.4 times the Company’s estimated of its fiscal 2006 revenues. He reviewed other elements of the HealthpointCapital LOI, including the mechanics of the proposed purchase and the proposed timing of the transaction, including the execution of a definitive agreement no later than August 25, 2006. He also reviewed provisions concerning the confidentiality of public statements; a proposed requirement that the Company deal exclusively with HealthpointCapital through August 25, 2006, subject to a thirty day extension; the Company’s proposed obligation to pay expenses up to $250,000; and the requirement that the Company pay HealthpointCapital $1,000,000 termination fee during certain circumstances during the exclusive dealings period ending August 25, 2006. Representatives of the Company’s counsel, SLDS, then discussed with the BioLok Board its fiduciary duties under the DGCL, including the process appropriate for consideration of offers for the purchase of the Company. The BioLok Board then discussed the per share purchase price of the HealthpointCapital LOI and directed Mr. Hollander to advise HealthpointCapital that the per share offer price of $2.05 was not acceptable. The BioLok Board also directed Capitalink to provide a current analysis of the financial terms of the HealthpointCapital LOI as soon as possible.

On July 6, 2006, at a special meeting of the BioLok Board, Mr. Hollander advised the Board that HealthpointCapital had increased the per share offer price to $2.15, subject to provisions in the HealthpointCapital LOI providing for a reduction of the price for certain expenses of the proposed merger. He then asked representatives of Capitalink to review the revised HealthpointCapital LOI dated June 30, 2006. Capitalink presented to the BioLok Board an analysis of the financial aspects of the HealthpointCapital LOI. The BioLok Board then discussed with Capitalink prior and ongoing market checks. Following Capitalink’s presentation, SLDS reviewed with the BioLok Board the HealthpointCapital LOI in its entirety, including the proposed expense reimbursement and $1,000,000 termination fee. The BioLok Board concluded, on a preliminary basis, subject to continuing evaluation, that the proposed offer price appeared to be a reasonable basis on which to continue discussions with HealthpointCapital. The BioLok Board then directed the formation of a negotiating committee (“Negotiating Committee”) comprised of Mr. Hollander and representatives of Capitalink and SLDS. The BioLok Board directed the Negotiating Committee to discuss with HealthpointCapital the entire HealthpointCapital LOI, and in particular the expense reimbursement, termination fee, and limitations on discussions with other potential purchasers.

On July 10, 2006, the Negotiating Committee met with Mortimer Berkowitz, III, President and Managing Director of HealthpointCapital; John Chopack, Jr., a director of HealthpointCapital; and a representative of HealthpointCapital’s counsel, Mintz Levin Cohn Ferris Glovsky and Popeo PC (“Mintz Levin”).

On July 11, 2006, at a special meeting of the BioLok Board, the Negotiating Committee reported to the BioLok Board that HealthpointCapital continued to insist on a $1,000,000 termination fee. Mr. Hollander advised the BioLok Board that while Mintz Levin had provided another draft of the HealthpointCapital LOI, it contained provisions governing BioLok’s ability to consider other acquisition proposals which would, in the opinion of the Negotiating Committee, unduly impede the Board’s ability to consider other proposals. The BioLok Board objected to the language and instructed the Negotiating Committee to insist on language that the Company’s counsel believed would comply with the BioLok Board’s fiduciary obligations under the DGCL. The BioLok Board also directed the Negotiating Committee to insist on the removal of the termination fee from the HealthpointCapital LOI.

On July 11, 2006, the Negotiating Committee met with Mr. Chopack of HealthpointCapital and a representative of Mintz Levin. At that meeting, a revised HealthpointCapital LOI was presented which provided for the ability of BioLok to consider other offers during the period ending with the execution of a definitive agreement, and HealthpointCapital agreed to the removal of the termination fee during that exclusive period.

On July 12, 2006, at a special meeting of the BioLok Board, Mr. Hollander presented a revised HealthpointCapital LOI which, he noted, removed the payment of a termination fee, extended the exclusive dealings period to August 31, 2006, and provided the BioLok Board with the ability to consider other acquisition proposals during the exclusive period in accordance with the requirements of the DGCL. The BioLok Board then reviewed its obligations to discuss with HealthpointCapital requests for information from BioLok made by potential purchasers, the Company’s permitted response to those requests, and the Company’s ability to consider other offers during the exclusive dealings period. At the conclusion of that discussion, the Company directed Mr. Hollander to execute the HealthpointCapital LOI, which he did on July 12, 2006. As Capitalink advised the BioLok Board that in its opinion there might be a perception of conflict if Capi9talink, as the Company’s investment banker, were to be engaged to deliver a fairness opinion, the BioLok Board asked Capitalink to help find a qualified firm for fairness opinion purposes.

On July 27, 2006, BioLok engaged Boston Corporate Finance, Inc. (“Boston Corporate Finance”) to provide the BioLok Board with an opinion as to the fairness of the proposed transaction with HealthpointCapital.

On August 11, 2006, Mintz Levin delivered a draft of the Agreement and Plan of Merger (“Merger Agreement”) and the Stockholders Support Agreement to the Company’s counsel, SLDS.

From August 11, 2006, until the execution of the Merger Agreement, BioLok and HealthpointCapital and their respective representatives exchanged drafts of the Merger Agreement and Stockholders Support Agreement and held extensive negotiations concerning the terms and conditions of both agreements.

On September 5, 2006, copies of the draft Merger Agreement and Stockholders Support Agreement were submitted to the BioLok Board. The draft Merger Agreement set forth a two-step merger, the first step being a tender offer for all of BioLok Common Stock (the “Offer”) and the subsequent merger of a HealthpointCapital subsidiary into BioLok which would then become a wholly-owned subsidiary of HealthpointCapital (the “Merger”).

On September 6, 2006, a meeting of the BioLok Board was held to consider the proposed Merger Agreement. At the meeting:

•	SLDS provided a summary description of the terms of the proposed Merger Agreement and Stockholders Support Agreement.

•	SLDS discussed the fiduciary duties of the members of the BioLok Board with respect to the transaction.

•	Boston Corporate Finance provided an overview of the financial terms of the Merger Agreement and provided its financial analysis of the proposed transaction to the BioLok Board.

•
Boston Corporate Finance stated that based upon and subject to the factors and assumptions discussed with the BioLok Board and to be set forth in its written opinion, it was of the opinion that the $2.15 per share in cash to be received by such holders in the Offer and the Merger pursuant to the Merger Agreement was fair from a financial point of view to the holders of Common Stock.

•
The BioLok Board then considered and discussed the transaction and asked questions of SLDS, Boston Corporate Finance and the BioLok senior management. After a thorough discussion and consideration of all relevant issues, including the ability of the BioLok Board to respond to unsolicited proposals and to change its recommendation under certain circumstances, and the conclusion of the BioLok Board, after consulting with SDLS and Boston Corporate Finance, that the termination fee to be paid by the Company if the Merger Agreement were terminated under certain circumstances was reasonable and not preclusive, the BioLok Board unanimously: (1) determined that the Merger Agreement substantially in the form provided to the BioLok Board was advisable, (2) determined that the Merger Agreement substantially in the form provided to the BioLok Board and the transactions contemplated thereby, including the Offer and the Merger, taken together, were at a price and on terms that are in the best interests of BioLok and the BioLok stockholders, (3) approved the Merger Agreement substantially in the form provided to the BioLok Board and the transactions contemplated thereby and the form of the Stockholders Support Agreement substantially in the form provided to the BioLok Board, and (4) resolved to recommend that the BioLok stockholders accept the Offer and tender their Common Stock thereunder and approve and adopt the Merger Agreement and the Merger. The BioLok Board directed management of the Company to execute the Merger Agreement on behalf of the Company, subject to the receipt by a member of the senior management of the Company of the opinion of Boston Corporate Finance as to the fairness from a financial point of view of the $2.15 per share in cash to be received by the holders of Common Stock in the Offer and the Merger pursuant to the Merger Agreement.

On September 7, 2006, Boston Corporate Finance delivered to Mr. Hollander, on behalf of the BioLok Board, its written opinion that, as of September 7, 2006, and based upon and subject to the factors and assumptions set forth therein, the $2.15 per share in cash to be received by the holders of Common Stock in the Offer and the Merger pursuant to the Merger Agreement was fair from a financial point of view to the holders of Common Stock. The Company and HealthpointCapital thereafter executed the Merger Agreement. Concurrently, each director (Mr. Lubin on behalf of Radius Ventures, LLC) and executive officer of BioLok executed the Stockholders Support Agreements with HealthpointCapital.

Before commencement of trading on September 8, 2006, BioLok issued a press release announcing the execution of the Merger Agreement.

Reasons for Recommendation.

In evaluating the Merger Agreement and the other transactions contemplated thereby, including the Offer and the Merger, and recommending that all holders of Common Stock accept the Offer and tender their Common Stock pursuant to the Offer and approve the Merger and the Merger Agreement, the BioLok Board consulted with the Company’s senior management and legal and financial advisors and considered a number of factors, including the following:

•
Financial Condition and Prospects of the Company. The BioLok Board’s knowledge and familiarity with the Company’s business, financial condition and results of operations, as well as the Company’s financial plan and prospects if it were to remain an independent company. The BioLok Board discussed and deliberated at length concerning the Company’s current financial plan, including the risks associated with achieving and executing upon the Company’s business plans, the competitive environment in which the Company operates.

•
Opinion of the Company’s Financial Advisor. The opinion of Boston Corporate Finance to the effect that, as of September 6, 2006, and based upon and subject to the factors and assumptions discussed with the BioLok Board, the $2.15 per share in cash to be received by holders of Common Stock in the Offer and the Merger Agreement pursuant to the Merger Agreement was fair from a financial point of view to such holders and Boston Corporate Finance’s related financial analyses. The full text of the written opinion of Boston Corporate Finance, which was delivered to BioLok on September 7, 2006, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached hereto as Annex I, and is incorporated herein by reference. Boston Corporate Finance provided its opinion for the information and assistance of the BioLok Board in connection with its consideration of the transaction contemplated by the Merger Agreement. The Boston Corporate Finance opinion is not a recommendation as to whether or not any holder of the Common Stock should tender their shares in connection with the Offer or how any holder of the Common Stock should vote with respect to the Merger.

•
Historical Trading Prices. With assistance from Capitalink and Boston Corporate Finance, the BioLok Board reviewed the historical market prices, volatility and trading information with respect to the Common Stock, including the fact that the Offer Price represents a premium of 22.9% over the $1.75 closing price of the Common Stock on the OTC Bulletin Board on September 6, 2006.

•
Cash Tender Offer; Certainty of Value. The Offer provides for a cash tender offer for all Common Stock held by BioLok stockholders to be followed by the Merger for the same consideration, thereby enabling BioLok stockholders, at the earliest possible time, to obtain the benefits of the transaction in exchange for their shares of Common Stock and eliminating any uncertainties in valuing the merger consideration to be received by the BioLok stockholders.

•
Analysis and Presentation of Management and Advisors. The BioLok Board reviewed and considered the analyses and presentations by BioLok senior management; discussions with SLDS, the Company’s legal advisor, regarding the terms and conditions of the Merger Agreement and the transactions contemplated thereby, including the Offer and Merger, which included the respective representations, warranties and covenants and termination rights of the parties; and discussions with Capitalink, the Company’s financial advisor, regarding the financial terms of the Merger Agreement and its financial analyses of the transactions contemplated by the Merger Agreement; and the analyses and opinion of Boston Corporate Finance. The matters considered included:

-	The BioLok Board’s view that the material terms of the Merger Agreement, taken as a whole, were as favorable as, or more favorable than, those found in comparable acquisition transactions.
-	The BioLok Board’s determination that the termination fee was comparable to termination fees in transactions of a similar size, was reasonable and would not likely deter competing bids.
-	The availability of appraisal rights with respect to the Merger for BioLok stockholders who properly exercise their rights under the DGCL.
-	HealthpointCapital’s and Offeror’s obligations under the Offer are not subject to any financing condition, and HealthpointCapital’s financial strength.
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The provisions in the Merger Agreement that provide for the ability of the BioLok Board to respond to an unsolicited acquisition proposal that the BioLok Board determines is, or is reasonably likely to lead to, a superior proposal, if the BioLok Board determines in good faith (after consultation with its outside legal counsel) that the failure to take actions with respect to the proposal would be inconsistent with its fiduciary duties.

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The provisions in the Merger Agreement that provide for the ability of the BioLok Board to withhold, withdraw, amend or modify its approval or recommendation to the BioLok stockholders of the Offer and Merger under certain circumstances.

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The provisions in the Merger Agreement that provide for the ability of the BioLok Board to terminate the Merger Agreement in order to enter into a definitive agreement with respect to a superior proposal if, concurrent with such termination, the Company pays to HealthpointCapital the termination fee.

-	The reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement, and the absence of regulatory approvals.

•
Results of Discussions with Third Parties. The BioLok Board discussed with Capitalink, and considered, the results of discussions with HealthpointCapital and other third parties regarding a possible business combination, acquisition or similar transaction with the Company, and the likelihood that another bidder or bidders would make, an unconditional all-cash offer at a higher price. Based on those discussions and considerations, and BioLok’s extended arm’s-length negotiations with HealthpointCapital, the BioLok Board believed that the Offer Price represented the highest price reasonably attainable.

•
Consolidation; Competitive Challenges; Complementary Business. The BioLok Board considered the consolidation in the dental implant business industry and the resulting competitive challenges and pressures. The BioLok Board also considered the complementary fit of the BioHorizons Implant Systems, Inc., and DII Dental Technologies, Inc., which HealthpointCapital had recently acquired, and the Company.

The BioLok Board also considered a number of uncertainties and risks in their deliberations concerning the transactions contemplated by the merger Agreement, including the Offer and Merger, including the following:

•
Termination Fee. The restrictions that the Merger Agreement impose on actively soliciting competing bids, and the insistence by HealthpointCapital as a condition to its offer that BioLok would be obligated to pay a termination fee of $1,055,000 under certain circumstances, and the potential effect of such termination fee in deterring other potential acquirors from proposing alternative transactions.

•
Failure to Close. The conditions to the Offeror’s obligation to accept the tendered Common Stock in the Offer and consummate the Merger, and the possibility that such conditions may not be satisfied. The fact that, if the Merger is not completed, BioLok’s officers and other employees will have expended extensive time and effort attempting to complete the transaction and will have experienced significant distractions from their work during the pendency of the transaction. The fact that, if the Merger is not completed, the market's perception of BioLok’s continuing business could potentially result in a loss of customers, vendors and employees.

•
Public Announcement of the Offer and Merger. The effect of a public announcement of the Offer and execution of the Merger Agreement, including effects on the Company’s sales, operating results and stock price, and the Company’s ability to attract and retain key management and sales and marketing personnel.

•
Pre-Closing Covenants. Under the terms of the Merger Agreement, BioLok agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, that BioLok will not take a number of actions related to the conduct of its business without the prior consent of HealthpointCapital.

•
Cash Consideration. The fact that, subsequent to consummation of the Merger, BioLok will no longer exist as an independent public company and that the cash transaction prevents the BioLok stockholders from being able to participate in any value creation that the Company could generate going forward, as well as any future appreciation in value of the combined company.

•	Taxation. The fact that gains from this transaction would be taxable to the BioLok stockholders for U.S. federal income tax purposes.

The foregoing discussion of information and factors considered by the BioLok Board is not intended to be exhaustive, but is believed to include all of the material factors considered by the BioLok Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the BioLok Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the BioLok Board may have given different weights to different factors. In arriving at their respective recommendations, the members of the BioLok Board were aware of the interests of executive officers and directors of BioLok as described under “Past Contracts, Transactions, Negotiations and Agreements” in Item 3 hereof.

(c) Intent to Tender.

To the Company’s knowledge after reasonable inquiry, the Company and all of the Company's executive officers, directors, affiliates and subsidiaries currently intend to tender all Common Stock held of record or beneficially by them pursuant to the Offer and to vote in favor of the Merger. The aggregate number of shares held by such persons is 8,412,297 which constitutes a majority of the Company’s shares outstanding calculated on a fully-diluted basis, or more than the Minimum Condition of the Offer.

(d) Opinion of BioLok’s Financial Advisor.

Boston Corporate Finance made a presentation to our Board of Directors on September 6, 2006, in which it delivered its oral opinion and subsequently delivered its written opinion to the Board of Directors, which stated that, as of September 7, 2006, and based upon and subject to the assumptions made, matters considered, and limitations on its review as set forth in the opinion, the Offer Price is fair, from a financial point of view, to our shareholders. The Offer Price was determined pursuant to negotiations between us and HealthpointCapital and not pursuant to recommendations of Boston Corporate Finance. The full text of the written opinion of Boston Corporate Finance is attached as Annex I and is incorporated by reference into this Schedule 14D-9.

You are urged to read the Boston Corporate Finance opinion carefully and in its entirety for a description of the assumptions made, matters considered, procedures followed and limitations on the review undertaken by Boston Corporate Finance in rendering its opinion. The summary of the Boston Corporate Finance set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of the opinion.

The Boston Corporate Finance opinion is not intended to be and does not constitute a recommendation as to whether you should accept the Offer or as to how you should vote or proceed with respect to the Merger (the Offer and the Merger are together called the “Transaction”).

Boston Corporate Finance was not requested to opine as to, and the opinion does not in any manner address, the relative merits of the Transaction as compared to any alternative business strategy that might exist for us, our underlying business decision to proceed with or effect the Transaction, and other alternatives to the Transaction that might exist for us.

In arriving at its opinion, Boston Corporate Finance took into account an assessment of general economic, market and financial conditions, as well as its experience in connection with similar transactions and securities valuations generally. In so doing, among other things, Boston Corporate Finance:

•	Reviewed the Letter of Intent dated July 12, 2006;
•	Reviewed the Merger Agreement dated September 7, 2006;
•
Reviewed publicly available financial information and other data with respect to BioLok, including the Annual Report on Form 10-KSB for the year ended October 31, 2005 and the Quarterly Report on Form 10-QSB for the six months ended April 30, 2006;

•	Reviewed a draft of BioLok’s unaudited financial statements for the three and nine month periods ended July 31, 2006;
•	Considered the historical financial results and present financial condition of BioLok;
•	Reviewed certain publicly available information concerning the trading of, and the market for, the Shares;
•	Reviewed and analyzed the financial projections and projected free cash flow of BioLok and prepared a discounted cash flow analysis;
•	Reviewed and analyzed certain financial characteristics of companies that were deemed to have characteristics comparable to BioLok;
•	Reviewed and analyzed certain financial characteristics of target companies in transactions where such target company was deemed to have characteristics comparable to that of BioLok;
•	Reviewed certain information regarding HealthPointCapital that was available from its web site
•	Visited BioLok’s facility in Deerfield Beach, FL and met with management to discuss the company’s business and strategy, its market and outlook for the future, and the proposed transaction;
•
Met with BioLok’s advisor, Capitalink, L.C., to discuss the proposed transaction, the history of Capitalink’s relationship with BioLok, and the work that Capitalink performed leading up to the Transaction; and

•	Performed such other analyses and examinations as were deemed appropriate.

Boston Corporate Finance also performed such other analyses and examinations as it deemed appropriate and held discussions with BioLok’s management in relation to certain financial and operating information furnished to Boston Corporate Finance, including financial analyses with respect to its business and operations.

In arriving at its opinion, Boston Corporate Finance relied upon and assumed the accuracy and completeness of all of the financial and other information that was used without assuming any responsibility for any independent verification of any such information. Further, Boston Corporate Finance relied upon the assurances of BioLok management that they were not aware of any facts or circumstances that would make any such information inaccurate or misleading. With respect to the financial information and projections utilized, Boston Corporate Finance assumed that such information had been reasonably prepared on a basis reflecting the best currently available estimates and judgments, and that such information provided a reasonable basis upon which it could make an analysis and form an opinion. While Boston Corporate Finance did visit BioLok’s Deerfield Beach facility, Boston Corporate Finance did not make nor obtain any evaluations or appraisals of the Company’s assets and liabilities (contingent or otherwise). In addition, Boston Corporate Finance did not attempt to confirm whether BioLok had good title to its assets. Boston Corporate Finance assumed that the Transaction will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statues, rules and regulations. Boston Corporate Finance assumed that the Transaction will be consummated substantially in accordance with the terms set forth in the Merger Agreement, without any further amendments thereto, and that any amendments, revisions or waivers thereto will not be detrimental to the shareholders

Boston Corporate Finance’s opinion is necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, September 7, 2006. Accordingly, although subsequent developments may affect its opinion, Boston Corporate Finance has not assumed any obligation to update, review or reaffirm its opinion.

In connection with rendering its opinion, Boston Corporate Finance performed certain financial, comparative and other analyses as summarized below. Each of the analyses conducted by Boston Corporate Finance was carried out to provide a different perspective on the Transaction, and to enhance the total mix of information available. Boston Corporate Finance did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to the fairness, from a financial point of view, of the Offer Price to BioLok’s shareholders. Further, the summary of Boston Corporate Finance’s analyses described below is not a complete description of the analyses underlying Boston Corporate Finance’s opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Boston Corporate Finance made qualitative judgments as to the relevance of each analysis and factor that it considered. In addition, Boston Corporate Finance may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis described above should not be taken to be Boston Corporate Finance’s view of the value of BioLok’s assets. The estimates contained in Boston Corporate Finance’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses or assets neither purports to be appraisals nor do they necessarily reflect the prices at which businesses or assets may actually be sold. Accordingly, Boston Corporate Finance’s analyses and estimates are inherently subject to substantial uncertainty. Boston Corporate Finance believes that its analyses must be considered as a whole and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors collectively, could create an incomplete and misleading view of the process underlying the analyses performed by Boston Corporate Finance in connection with the preparation of its opinion.

The analyses performed were prepared solely as part of Boston Corporate Finance’s analysis of the fairness, from a financial point of view, of the Offer Price to our shareholders, and were provided to our Board of Directors in connection with the delivery of Boston Corporate Finance’s opinion. The opinion of Boston Corporate Finance was just one of the many factors taken into account by our Board of Directors in making its determination to approve the Transaction, including those described elsewhere in this Schedule 14D-9.

BioLok Financial Review

Boston Corporate Finance undertook a review of BioLok’s historical financial data in order to understand and interpret its operating and financial performance and strength. As part of this analysis, BioLok’s revenue and earnings were adjusted to remove any unusual or extraordinary sources of revenue and expenses. The adjustments provide a more accurate portrayal of BioLok’s underlying operating earnings and financial performance. Boston Corporate Finance noted the following:

•
BioLok’s reported financial information from 2003 to 2005 included certain extraordinary gains resulting from the forgiveness of debt, gains from insurance recovery and foreign currency gains. These gains were removed in Boston Corporate Finance’s financial analysis;

•	From 2003 to 2005, BioLok’s revenues have grown at a compound annual growth rate of approximately 30%;

•	From 2003 to 2005, BioLok’s gross margin has increased from 65% to 67% of revenue;

•	From 2003 to 2005, BioLok’s operating expenses have increased from 61% of revenue to 70% of revenue;

•	While BioLok was marginally profitable in 2003, on an adjusted basis, it generated significant losses in 2004 and 2005;

•
Historically, BioLok has funded its growth through its working capital line and through a private placement of equity in 2005. BioLok needs additional capital to strengthen its balance sheet and fund future growth opportunities

BioLok Stock Performance Review

Boston Corporate Finance reviewed the daily closing market price and trading volume of BioLok’s common stock for the five year, twelve month and six-month period ended September 6, 2006, Boston Corporate Finance noted the following:

•	Over the five year period ended September 6, 2006, BioLok’s stock appreciated 373% from $0.37 to $1.75. During this period, BioLok’s trading volume was relatively low, averaging 12,150 shares per day.

•
Over the twelve month period ended September 6, 2006, BioLok’s stock depreciated 7% from $1.87 to $1.75. During this period, BioLok’s trading volume was relatively low, averaging 17,000 shares per day.

•	Over the six-month period ended September 6, 2006, BioLok’s stock appreciated 1% from $1.73 to $1.75. During this period, BioLok’s trading volume was relatively low, averaging 10,500 shares per day.

•	Over the five year period ended September 6, 2006, BioLok’s stock traded at a high of $2.28 and at a low of $0.12.

•	Over the twelve month period ended September 6, 2006, approximately 99.6% of BioLok’s shares traded at a price lower than $2.15.

Valuation Overview

Boston Corporate Finance conducted its valuation analysis for BioLok using the following valuation approaches:

•	A review and analysis of transaction multiples in merger and acquisitions where a target company was deemed to have characteristics comparable to BioLok;

•	A review and comparison of certain financial characteristics and trading multiples of publicly traded companies that were deemed to have characteristics comparable to BioLok; and

•	A review and analysis of BioLok’s projected unlevered free cash flows and preparation of a discounted cash flow analysis.

Boston Corporate Finance placed weights on these valuation methodologies to arrive at an aggregate equity value range. The precedent transaction multiple analysis was assigned a weight of 55% to reflect Boston Corporate Finance’s opinion of the relevance of this methodology to the proposed transaction. The comparable company multiple analysis was assigned a weight of 35%. The discounted cash flow analysis was assigned a weight of 10% reflecting Boston Corporate Finance’s confidence in the Company’s projections and the fact that predicting future results is extremely difficult.

Based on its analysis and after applying the weights described above to the values generate by each of the three valuation methodologies, Boston Corporate Finance believes that BioLok has an equity value range of approximately $29.7 million to approximately $34.1 million. This equity value translates into a per share value of between $1.89 and $2.18 based on the June 1, 2006 reported 15,666,838 shares outstanding, and $1.82 and $2.09 based on 16,292,093 fully-diluted shares outstanding.

Boston Corporate Finance noted that, the Transaction valued the equity of the Company at $35.0 million or $2.15 per fully diluted share was greater than the valuation range derived from this analysis.

BioLok Comparable Transaction Analysis

A comparable transaction analysis involves a review of merger, acquisition and asset purchase transactions involving target companies that are in related industries to BioLok (“Comparable Transactions”). The comparable transaction analysis generally provides the widest range of value due to the varying importance of an acquisition to a buyer (i.e., a strategic buyer willing to pay more than a financial buyer) in addition to the potential differences in the transaction process (i.e., competitiveness among potential buyers).

Because of the difficulty in finding transactions involving targets that are involved in both the dental implant and bone augmentation industries, Boston Corporate Finance examined two separate sets of transactions:

•	A dental implant and abutment segment which includes transactions involving target companies that focus on the design, production and distribution of dental implants and abutments; and

•
A medical devices segment which includes transactions involving target companies that focus on the design, production and distribution of any type of medical device implanted into the body to improve structure, function, or aesthetics which are relatively close to BioLok in size.

Based on the information disclosed with respect to the targets in the each of the Comparable Transactions, Boston Corporate Finance calculated and compared the enterprise values as a multiple of fifteen comparable dental implant related transactions which have been completed since January 2004, of which three transactions had detailed financial information. Boston Corporate Finance noted the following with respect to the multiples generated:

•	These transactions showed the firm value to LTM revenue multiple ranging from 2.6x to 3.5x, with a median vale of 3.2x; and

•	These transactions showed the firm value to LTM EBITDA multiple ranging from 13.9x to 21.2x, with a median value of 17.5x.

Based on the information disclosed with respect to the targets in the each of the Comparable Transactions, Boston Corporate Finance calculated and compared the enterprise values as a multiple of eighteen comparable medical device related transactions that have been completed since January 2004, of which eight had detailed financial information. Boston Corporate Finance noted the following with respect to the multiples generated:

•	These transactions showed the firm value to LTM revenue multiple ranging from 0.9x to 9.2x, with a median value of 3.1x; and

•	These transactions showed the firm value to LTM EBITDA multiple ranging from 7.8x to 32.2x, with a median value of 16.2x.

Based on the aggregated multiples, Boston Corporate Finance applied a multiple range of 3.0x to 3.4x LTM revenue to the Company’s trailing twelve months revenue of $8.8 million to arrive at a firm value for BioLok ranging from $26.0 million to $29.6 million. Boston Corporate Finance then subtracted BioLok’s net debt of approximately $2.8 million from the firm value range to arrive at an equity value of $23.2 million to $26.8 million.

None of the target companies in the Comparable Transactions have characteristics identical to BioLok. Accordingly, an analysis of comparable business combinations is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the target companies in the Comparable Transactions and other factors that could affect the respective acquisition values.

BioLok Comparable Company Analysis

A selected comparable company analysis reviews the trading multiples of publicly traded companies that are similar to BioLok with respect to business and revenue model, operating sector, size and target customer base.

Because of the difficulty in finding publicly listed companies that are involved exclusively in both the dental implant and bone augmentation industries of a similar size, Boston Corporate Finance examined three sets of comparable companies:

•	Dental implant and abutment: Publicly listed companies that are involved in the design, production and distribution of dental implants and abutments;

•	Bone augmentation: Publicly listed companies that are involved in the design, production and distribution of bone augmentation products; and

•
Medical devices: Publicly listed companies that are involved in the design, production and distribution of any type of medical device implanted into the body to improve structure, function, or aesthetics which are relatively close to BioLok in size.

Boston Corporate Finance identified seven dental implant companies, eight bone augmentation companies, and seven medical device companies that it deemed comparable to BioLok with respect to their industry sector and operating model (the “Comparable Companies”). Of the seven dental implant and abutment comparable companies that were identified, all of which were much larger than BioLok and most of which provided other ancillary products such as bone augmentation, orthopedic implants, spinal implants, stabilizers, cosmetics and imaging devices. In addition, Boston Corporate Finance noted the following:

•	BioLok was the fastest growing in terms of revenue of all these comparable companies, growing at a rate of 48.3% over the last 12 months, while the Comparable Companies ranged from 3.5% to 33.8%; and

•	BioLok’s gross margin of 68.6% was in the middle when ranked against these Comparable Companies which had gross margins between 41.9% and 83.3%.

Boston Corporate Finance focused its analysis primarily on multiples of revenue and EBITDA. For comparison purposes, all operating profits including EBITDA were normalized to exclude unusual and extraordinary expenses and income. Boston Corporate Finance noted the following with respect to this group of Comparable Companies:

•	The firm value to LTM revenue multiple ranged from 0.9 x to 8.5x, with a median of 4.0x;

•	The firm value to LTM EBITDA multiple ranged from 7.2x to 23.0x, with a median of 14.2x;

•	The share price to LTM EPS multiple ranged from 16.1x to 33.5x, with a median of 25.8x;

•	The firm value to FY2007 revenue multiple ranged from 0.1x to 9.9x, with a median of 3.7x; and

•	The firm value to FY2007 EBITDA multiple ranged from 0.5x to 26.8x, with a median of 11.2x.

Eight bone augmentation comparable companies were identified, all of which were much larger than BioLok and some of which provided other ancillary products such as dental and orthopedic implants, spinal implants, stabilizers and cosmetics in addition to bone and tissue regeneration. While BioLok has yet to generate significant revenue from its bone augmentation product, going forward the Company expects this product line to be a substantial contributor to its overall revenue growth. Boston Corporate Finance noted the following with respect to these Comparable Companies:

•	BioLok was the fastest growing in terms of revenue of all these Comparable Companies, growing at a rate of 48.3% over the last 12 months, while the Comparable Companies ranged from 1.2% to 34.7%; and

•	BioLok’s gross margin of 68.6% was in the middle when ranked against these Comparable Companies which had gross margins between 27.2% and 80.7%.

Boston Corporate Finance focused its analysis primarily on multiples of revenue and EBITDA. For comparison purposes, all operating profits including EBITDA were normalized to exclude unusual and extraordinary expenses and income. Boston Corporate Finance noted the following with respect to this group of comparable companies:

•	The firm value to LTM revenue multiple ranged from 0.7x to 8.2x, with a median of 2.9x;

•	The firm value to LTM EBITDA multiple ranged from 11.7x to 22.9x, with a median of 14.2x;

•	The share price to LTM EPS multiple ranged from 19.9x to 33.4x, with a median of 25.8x;

•	The firm value to FY2007 revenue multiple ranged from 0.6x to 4.4x, with a median of 2.8x; and

•	The firm value to FY2007 EBITDA multiple ranged from 10.3x to 12.9x, with a median of 11.2x.

Six medical device Comparable Companies were identified, with several close in size to BioLok and all of which provided similar products such as orthopedic devices, surgical tools and devices and medication delivery devices. Boston Corporate Finance noted the following with respect to this comparable group:

•
BioLok was in the middle of the pack in terms of revenue growth of these Comparable Companies, growing at a rate of 48.3% over the last 12 months, while the comparables ranged from (20.5)% to 492.8%; and

•	BioLok’s gross margin of 68.6% was tied for the highest when ranked against these Comparable Companies which had gross margins between 14.8% and 68.6%.

Boston Corporate Finance focused its analysis primarily on multiples of revenue and EBITDA. For comparison purposes, all operating profits including EBITDA were normalized to exclude unusual and extraordinary expenses and income. Boston Corporate Finance noted the following with respect to this group of Comparable Companies:

•	The firm value to LTM revenue multiple ranged from 1.7x to 3.5x, with a median of 2.3x;

•	The firm value to LTM EBITDA multiple ranged from 12.8x to 18.8x, with a median of 14.8x;

•	The share price to LTM EPS multiple ranged from 31.9x to 36.9x, with a median of 34.4x;

•	The firm value to FY2007 revenue multiple ranged from 1.5x to 1.8x, with a median of 1.7x; and

•	The firm value to FY2007 EBITDA multiple ranged from 8.5x to 14.7x, with a median of 11.6x.

Boston Corporate Finance selected an appropriate multiple range for BioLok by examining the range provided by the Comparable Companies and taking into account certain company specific factors including the following:

•	While BioLok has exhibited strong revenue growth and gross margins, the Company is significantly smaller than all of the other companies in the analysis; and

•	None of the Comparable Companies have characteristics identical to BioLok.

Based on the aggregated multiples, Boston Corporate Finance applied a multiple range of 2.9x to 3.3x LTM revenue which results in a firm value for BioLok ranging from $25.3 million to $28.8 million. Based on the aggregated multiples, Boston Corporate Finance also applied a multiple range of 2.5x to 2.9x FY2007 revenue which results in a firm value for BioLok ranging from $48.1 million to $55.7 million. Boston Corporate Finance averaged these two equity value ranges and then subtracted the Company’s net debt of approximately $2.8 million to arrive at an equity value range of $33.9 million to $39.5 million

None of the Comparable Companies have characteristics identical to BioLok. An analysis of publicly traded comparable companies is not mathematical; rather it involves complex consideration and judgments concerning differences in financial and operating characteristics of the Comparable Companies and other factors that could affect the public trading of the Comparable Companies.

BioLok Discounted Cash Flow Analysis

A discounted cash flow analysis estimates value based upon a company’s projected future free cash flow discounted at a rate reflecting risks inherent in its business and capital structure. Unlevered free cash flow represents the amount of cash generated and available for principal, interest and dividend payments after providing for ongoing business operations. While discounted cash flow analysis is the most scientific of the methodologies, it is dependent on projections and further dependent on numerous industry-specific and macroeconomic factors. Boston Corporate Finance utilized forecasts provided by BioLok management, which project strong growth in net revenues from $11.5 million for FY 2006 to approximately $28.9 million in FY 2008. This growth represents a CAGR of approximately 60% over the period. In addition, the projections also indicate an improvement in EBITDA from a loss in FY 2005 to approximately $5.6 million in FY2008.

In order to arrive at a present value, Boston Corporate Finance used a weighted average cost of capital range of 17.11% to 19.11% which was derived by applying the capital asset pricing model to BioLok’s estimated cost of debt of 5.28% and estimated cost of equity of 23.61%. Boston Corporate Finance presented a range of terminal values at the end of the forecast period by applying a terminal EBITDA multiple of 14.2x to the Company’s FY 2008 projected EBITDA. This calculation yielded a range of implied firm values of $52.7 million to $58.6 million. Boston Corporate Finance then subtracted the Company’s net debt of $2.8 million to arrive at an indicated equity value range of approximately $49.9 million to $55.8 million

Based on the information and analyses set forth above, Boston Corporate Finance delivered its written opinion to our Board of Directors, which stated that, as of September 7, 2006, based upon and subject to the assumptions made, matters considered, and limitations on its review as set forth in the opinion, the Offer Price is fair, from a financial point of view, to our shareholders. Boston Corporate Finance is an investment banking firm that, as part of its investment banking business, regularly is engaged in the evaluation of businesses and their securities in connection with mergers, acquisitions, corporate restructurings, private placements, and for other purposes. We determined to use the services of Boston Corporate Finance because it is a recognized investment banking firm that has substantial experience in similar matters. Boston Corporate Finance has received a fee in connection with the preparation and issuance of its opinion and we will reimburse Boston Corporate Finance for its reasonable out-of-pocket expenses, including attorneys’ fees. In addition, we have agreed to indemnify Boston Corporate Finance for certain liabilities that may arise out of the rendering of its opinion. Boston Corporate Finance does not beneficially own any interest in BioLok and has not provided the Company with any other services.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

Capitalink, L.C.

The BioLok Board selected Capitalink, L.C., as its financial advisor because it is an investment banking firm that has substantial experience in transactions similar to the Offer and the Merger. Pursuant to a letter agreement dated February 9, 2004, as amended February 9, 2005, and April 25, 2006, BioLok engaged Capitalink to act as its financial advisor in connection with the possible sale of all or a portion of BioLok. Pursuant to the terms of this engagement letter, BioLok has agreed to pay Capitalink a transaction fee equal to 1% of the aggregate consideration payable in the transaction, all of which is contingent upon completion of the Offer. In addition, BioLok has agreed to reimburse Capitalink for its out-of-pocket expenses, and to indemnify Capitalink and related persons against various liabilities, including certain liabilities under the federal securities laws.

Boston Corporate Finance, Inc.

On July 27, 2006, the BioLok Board engaged Boston Corporate Finance, Inc., an investment banking firm that has substantial experience in transactions similar to the Offer and Merger, to provide the BioLok Board an opinion as to the fairness of the Offer and Merger. Pursuant to the terms of this engagement letter, the Company agreed to pay Boston Corporate Finance a fee of $60,000, to reimburse Boston Corporate Finance for its out-of-pocket expenses, agreed to indemnify Boston Corporate Finance and related persons against various liabilities, including certain liabilities under the federal securities laws.

Except as described above, neither the Company, nor any person acting on its behalf, has employed, retained, or agreed to compensate any person or class of persons to make solicitations or recommendations in connection with the Offer or Merger.

Item 6. Interest in Securities of the Subject Company.

Other than set forth below, no transactions in the Common Stock have been effected during the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company.

Each of the non-employee directors (Daniel C. Lubin (on behalf of Radius Partners, LLC), Neil H. Smith and Harold Weisman) and executive officers (Bruce L. Hollander, Ingo K. Kozak and Patricio Nilo), and consultants and employees (John L. Ricci and Harold Alexander) of the Company entered into a Stockholders Support Agreement dated as of September 7, 2006, with Tumbler as discussed in Item 3(b) above.

Item 7. Purposes of the Transaction and Plans or Proposals.

(a)   Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person.

(b)   Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

(c)   Except as indicated in Items 3 and 4 above, there are no transactions, BioLok Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8. Additional Information.

Vote Required to Approve the Merger and DGCL Section 253.

The BioLok Board has approved and adopted the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if Offeror acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of Common Stock, Offeror will be able to effect the Merger after consummation of the Offer without a vote by the Company’s stockholders (a “Short-Form Merger”). If Offeror acquires, pursuant to the Offer or otherwise, at least 50% of the outstanding shares of Common Stock, the affirmative vote of the holders of a majority of the outstanding shares of Common Stock will be required under the DGCL to effect the Merger. The Merger Agreement provides that if the approval and adoption of the Merger Agreement by the Company’s stockholders is required by the DGCL, the Company will, as soon as practicable following the consummation of the Offer, duly call, give notice of, convene and hold a stockholders’ meeting for the purpose of considering the approval of the Merger Agreement and the transactions contemplated thereby. The BioLok Board will recommend to the stockholders the adoption or approval of the Merger Agreement and the Merger, will solicit proxies in favor of the Merger Agreement and the Merger and will take all other actions necessary to secure the vote or consent of such holders required by the DGCL, to effect the Merger. In connection with such meeting, the Company will promptly prepare and file with the SEC and will thereafter mail to its stockholders as promptly as practicable a proxy statement of the Company and all other proxy materials for such meeting. If Offeror acquires, pursuant to the Offer or otherwise, at least 50% of the outstanding shares of Common Stock, it would have the ability to ensure approval of the Merger Agreement and the Merger at the stockholders' meeting held for such purposes.

State Takeover Laws.

        The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, the “business combination” is approved by the board of directors of such corporation prior to such date. However, Section 203 is inapplicable to any corporation whose shares are traded on the Bulletin Board, such as in BioLok’s case. Nonetheless, the BioLok Board approved the Offer and the Merger. A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states.

Appraisal Rights.

Under Section 262 of the DGCL, any holder of Common Stock at the Effective Time (a “Remaining Stockholder”) who does not wish to accept the Offer Price for each share of Common Stock pursuant to the Merger has the right to seek an appraisal and be paid the "fair value" of its Common Stock at the Effective Time (exclusive of any element of value arising from the accomplishment or expectation of the Merger) judicially determined and paid to it in cash provided that such holder complies with the provisions of Section 262 of the DGCL.

The following is a brief summary of the statutory procedures to be followed by a Remaining Stockholder in order to dissent from the Merger and perfect appraisal rights under the DGCL. This summary is not intended to be complete and is qualified in its entirety by reference to Section 262 of the DGCL, the text of which is set forth in Annex II hereto. Any Remaining Stockholder considering demanding appraisal is advised to consult legal counsel. Dissenters’ rights will not be available unless and until the Merger (or a similar business combination) is consummated.

Remaining Stockholders of record who desire to exercise their appraisal rights must fully satisfy all of the following conditions. A written demand for appraisal of Common Stock must be delivered to the Secretary of the Company (x) before the taking of the vote on the approval and adoption of the Merger Agreement if the Merger is not being effected as a Short-Form Merger but rather is being consummated following approval thereof at a meeting of the Company’s stockholders or pursuant to written consent of the Company's stockholders (a “Long-Form Merger”) or (y) within 20 days after the date that the Surviving Corporation mails to the Remaining Stockholders a notice (the “Notice of Merger”) to the effect that the Merger is effective and that appraisal rights are available (and includes in such notice a copy of Section 262 of the DGCL and any other information required thereby) if the Merger is being effected as a Short-Form Merger without a vote or meeting of the Company’s stockholders. If the Merger is effected as a Long-Form Merger, this written demand for appraisal of Common Stock must be in addition to and separate from any proxy or vote abstaining from or against the approval and adoption of the Merger Agreement, and neither voting against, abstaining from voting, nor failing to vote on the Merger Agreement will constitute a demand for appraisal within the meaning of Section 262 of the DGCL. In the case of a Long-Form Merger, any stockholder seeking appraisal rights must hold the Common Stock for which appraisal is sought on the date of the making of the demand, continuously hold such Common Stock through the Effective Time, and otherwise comply with the provisions of Section 262 of the DGCL.

In the case of both a Short-Form Merger and a Long-Form Merger, a demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder's name appears on the stock certificates. If shares of Common Stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If shares of Common Stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, he is acting as agent for the record owner.

A record owner, such as a broker, who holds Common Stock as a nominee for others, may exercise appraisal rights with respect to the Common Stock held for all or less than all beneficial owners of Common Stock as to which the holder is the record owner. In such case the written demand must set forth the number of shares of Common Stock covered by such demand. Where the number of shares of Common Stock is not expressly stated, the demand will be presumed to cover all shares of Common Stock outstanding in the name of such record owner. Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights before the date of any meeting of stockholders of the Company called to approve the Merger in the case of a Long-Form Merger and within 20 days following the mailing of the Notice of Merger in the case of a Short-Form Merger.

Remaining Stockholders who elect to exercise appraisal rights must mail or deliver their written demands to: Secretary, BioLok International Inc., 368 S. Military Trail, Deerfield Beach, Florida 33442. The written demand for appraisal should specify the stockholder’s name and mailing address, the number of shares of Common Stock covered by the demand and that the stockholder is thereby demanding appraisal of such shares of Common Stock. In the case of a Long-Form Merger, the Company must, within ten days after the Effective Time, provide notice of the Effective Time to all stockholders who have complied with Section 262 of the DGCL and have not voted for approval and adoption of the Merger Agreement.

In the case of a Long-Form Merger, Remaining Stockholders electing to exercise their appraisal rights under Section 262 must not vote for the approval and adoption of the Merger Agreement or consent thereto in writing. Voting in favor of the approval and adoption of the Merger Agreement, or delivering a proxy in connection with the stockholders meeting called to approve the Merger Agreement (unless the proxy votes against, or expressly abstains from the vote on, the approval and adoption of the Merger Agreement), will constitute a waiver of the stockholder's right of appraisal and will nullify any written demand for appraisal submitted by the stockholder.

Regardless of whether the Merger is effected as a Long-Form Merger or a Short-Form Merger, within 120 days after the Effective Time, either the Company or any stockholder who has complied with the required conditions of Section 262 and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Common Stock of the dissenting stockholders. If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and thereafter will appraise the Common Stock owned by such stockholders, determining the fair value of such Common Stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest to be paid, if any, upon the amount determined to be the fair value.

Remaining Stockholders who in the future consider seeking appraisal should have in mind that the fair value of their Common Stock determined under Section 262 could be more than, the same as, or less than the Offer Price, if they do seek appraisal of their shares of Common Stock, and that opinions of investment banking firms as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262 of the DGCL. Moreover, the Company understands that Tumbler intends to cause the Surviving Corporation to argue in any appraisal proceeding that, for purposes thereof, the "fair value" of the Common Stock is less than that paid in the Offer. The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and imposed upon the parties as the Delaware Court of Chancery deems equitable under the circumstances. Upon application of a dissenting stockholder, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts, be charged pro rata against the value of all Common Stock entitled to appraisal. In the absence of such a determination or assessment, each party bears its own expenses.

Any Remaining Stockholder who has duly demanded appraisal in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote for any purpose the Common Stock subject to such demand or to receive payment of dividends or other distributions on such Common Stock, except for dividends or other distributions payable to stockholders of record at a date prior to the Effective Time.

At any time within 60 days after the Effective Time, any former holder of Common Stock shall have the right to withdraw his or her demand for appraisal and to accept the Offer Price for each share of Common Stock. After this period, such holder may withdraw his or her demand for appraisal only with the consent of the Company as the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholder's rights to appraisal shall cease and all stockholders shall be entitled to receive the Offer Price for each share of Common Stock. Inasmuch as the Company has no obligation to file such a petition, and the Company understands Tumbler has no present intention to cause or permit the Surviving Corporation to do so, any stockholder who desires such a petition to be filed is advised to file it on a timely basis. However, no petition timely filed in the Delaware Court of Chancery demanding appraisal shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just.

Failure to take any required step in connection with the exercise of appraisal rights may result in the termination or waiver of such rights.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS CONSUMMATED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO SELL COMMON STOCK IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE PRICE PAID IN THE OFFER THEREFOR.

Item 9. Exhibits.

Exhibit
Number	Description

(a)(1)(A)	Offer to Purchase dated September 25, 2006. *†

(a)(1)(B)	Form of Letter of Transmittal. *†

(a)(1)(C)	Form of Notice of Guaranteed Delivery. *†

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *†

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees. *†

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number of
Substitute Form W-9. *†

(a)(1)(G)	Instructions for the Requestor of Forms W-8BEN, W-8ECI, W-8EXP, and
W-8IMY. *†

(a)(1)(H)	Form of Summary Advertisement as published on September 25, 2006, in Investor's Business Daily. *

(a)(1)(I)	Text of press release issued by BioLok dated September 8, 2006
(incorporated by reference to the pre-communication Schedule 14D-9 filed with the SEC on September 8, 2006).

(a)(2)(A)	Letter to Stockholders from the Chief Executive Officer of BioLok
International Inc. dated September 25, 2006. †

(a)(5)	Opinion of Boston Corporate Finance to the Board of Directors of BioLok
International Inc. dated September 7, 2006 (incorporated by reference to
Annex I attached to this Schedule 14D-9). †

(e)(1)	Agreement and Plan of Merger dated as of September 7, 2006, by and among Tumbler Holdings, Inc., Tumbler Merger Corp. and BioLok
International Inc. (incorporated by reference to Exhibit 2.2 attached to the
Current Report on Form 8-K filed by BioLok International Inc. with the
SEC on September 8, 2006).

(e)(2)	Form of Stockholders Support Agreement dated as of September 7, 2006, by and among Tumbler Merger Corp and each director and executive officer of BioLok International Inc. (incorporated by reference to Exhibit
4.3 attached to the Current Report on Form 8-K filed by BioLok
International Inc. with the SEC on September 8, 2006).

(g)	None.
_____________________
*	Incorporated by reference to the Schedule TO filed by Tumbler Merger Corp. and
Tumbler Holdings, Inc., on September 25, 2006.

†	Included in the materials mailed to stockholders of BioLok International Inc.

.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIOLOK INTERNATIONAL INC.

By:	/s/ Bruce L. Hollander
Bruce L. Hollander, President and
Chief Executive Officer

September 25, 2006
Date

ANNEX I

OPINION OF BOSTON CORPORATE FINANCE

September 7, 2006

The Board of Directors
BioLok International, Inc.
368 South Military Trail
Deerfield Beach, FL 33442

Gentlemen:

We have been advised that Tumbler Holdings I, Inc. (“Parent”) and Tumbler Merger Corp, a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), each of which is an affiliate of HealthpointCapital Partners II, L.P. (“HPP”) propose to enter into an Agreement and Plan of Merger dated as of September 7, 2006 (the “Merger Agreement”), by and among Parent, Merger Sub and BioLok International, Inc. (“BioLok” or the “Company”).

Pursuant to the Merger Agreement, Merger Sub shall commence a tender offer (the “Offer”) to acquire all of the outstanding shares of Company common stock, par value $0.01 per share (the "Shares"), at a price per Share of $2.15 cash (the “Consideration”). Also pursuant to the Merger Agreement, following completion of the Offer, Merger Sub will merge with and into the Company (the “Merger”) and each outstanding Share (other than Shares already owned by Parent or Merger Sub and Shares with respect to which dissenter’s rights have been validly exercised) will thereupon be cancelled and converted into the right to receive cash in an amount equal to the Consideration.

We have been retained to render an opinion as to whether, on the date of such opinion, the Consideration is fair, from a financial point of view, to the Company’s shareholders.

We have not been requested to opine as to, and our opinion does not in any manner address, the relative merits of the Offer and the Merger as compared to any alternative business strategy that might exist for BioLok, Biolok's decision to enter into the Merger Agreement, and other alternatives to the Merger that might exist for BioLok. The financial terms and other terms of the Offer and the Merger were determined pursuant to negotiations between HPP and BioLok and each of their respective financial advisors, and not pursuant to our recommendations.

In arriving at our opinion, we took into account an assessment of general economic, market and financial conditions as well as our experience in connection with similar transactions and securities valuations generally and, among other things:

•	Reviewed the Letter of Intent dated July 12, 2006;
•	Reviewed the Merger Agreement dated September 7, 2006;
•
Reviewed publicly available financial information and other data with respect to BioLok, including the Annual Report on Form 10-KSB for the year ended October 31, 2005, and the Quarterly Report on Form 10-QSB for the six months ended April 30, 2006;

•	Reviewed a draft of Biolok's unaudited financial statements for the three and nine month periods ended July 31, 2006;
•	Considered the historical financial results and present financial condition of BioLok;
•	Reviewed certain publicly available information concerning the trading of, and the market for, the Shares;
•	Reviewed and analyzed the financial projections and projected free cash flow of BioLok and prepared a discounted cash flow analysis;
•	Reviewed and analyzed certain financial characteristics of companies that were deemed to have characteristics comparable to BioLok;
•	Reviewed and analyzed certain financial characteristics of target companies in transactions where such target company was deemed to have characteristics comparable to that of BioLok;
•	Reviewed certain information regarding HPP that was available from its web site;
•	Visited BioLok’s facility in Deerfield Beach, Florida and met with management to discuss the Company’s business and strategy, its market and outlook for the future, and the proposed Offer and Merger;
•
Met with BioLok’s advisor, Capitalink L.C., to discuss the proposed transaction, the history of Capitalink’s relationship with BioLok, and the work that Capitalink performed leading up to the Offer and Merger; and

•	Performed such other analyses and examinations we deemed appropriate.

In arriving at our opinion we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was used by us without assuming any responsibility for any independent verification of any such information, and we have further relied upon the assurances of BioLok management that management was not aware of any facts or circumstances that would make any such information inaccurate or misleading. With respect to the financial information and projections, we have assumed that such information has been reasonably prepared on a basis reflecting the best currently available estimates and judgments, and that such information provided a reasonable basis upon which we could make our analysis and form an opinion. We have not evaluated the solvency or fair value of BioLok under any foreign, state, or federal laws relating to bankruptcy, insolvency or similar matters. While we have visited the Deerfield Beach facilities of BioLok, we have not made or obtained any evaluations or appraisals of the assets and liabilities (contingent or otherwise) of BioLok. In addition, we have not attempted to confirm whether BioLok has good title to its assets.

We assumed that the Offer and the Merger will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We assumed that the Offer and the Merger will be consummated substantially in accordance with the terms set forth in the Merger Agreement, without any further amendments thereto, and without waiver by BioLok of any of the conditions to any obligations or, in the alternative, that any such amendments, revisions or waivers thereto will not be detrimental to BioLok or its shareholders in any material respect.

Our analysis and opinion are necessarily based upon market, economic and other conditions, as they exist on, and could be evaluated as of, September 7, 2006. Accordingly, although subsequent developments may affect our opinion, we do not assume any obligation to update, review or reaffirm our opinion.

Our opinion is for the use and benefit of the Board of Directors of BioLok in connection with its consideration of the Offer and the Merger and is not intended to be and does not constitute an opinion or recommendation to any shareholder of BioLok as to whether such shareholder should tender its shares into the Offer or how it should vote with respect to the Merger. We do not express any opinion as to the underlying valuation or future performance of BioLok or the price at which BioLok’s securities might trade at any time in the future in the absence of the Offer and the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date of this letter, the Consideration is fair, from a financial point of view, to BioLok’s shareholders.

In connection with our services, we have previously received a retainer and will receive the balance of our fee when we notify BioLok that we are prepared to deliver this opinion. Neither Boston Corporate Finance nor its principals beneficially own any interest in BioLok. Boston Corporate Finance has not provided any other services to BioLok. In addition, BioLok has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion.

Our opinion is for the use and benefit of the Board of Directors of BioLok, is rendered in connection with its consideration of the Offer and the Merger, and may not be used by BioLok for any other purpose or reproduced, disseminated, quoted or referred to by BioLok at any time, in any manner or for any purpose without our prior written consent, except that this opinion may be reproduced in full in, and reference to the opinion and to us and our relationship with BioLok may be included in, filings made by BioLok with the Securities and Exchange Commission, if required by Securities and Exchange Commission rules, and in any Schedule 14D-9, proxy statement or similar disclosure document disseminated to shareholders if required by Securities and Exchange Commission rules.

Sincerely,

/s/ Boston Corporate Finance, Inc.

Boston Corporate Finance, Inc.

ANNEX II

APPRAISAL RIGHTS UNDER THE
DELAWARE GENERAL CORPORATION LAW

§ 262.    Appraisal rights

        (a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

        (1)   Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

        (2)   Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

        a.     Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

        b.     Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

        c.     Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

        d.     Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

        (3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

        (c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

        (d)   Appraisal rights shall be perfected as follows:

        (1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of nor consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

        (2)   If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days of the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

        (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

        (h)   After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation is a corporation of this State or of any state.

        (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days of the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

        (l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Exhibit (a)(2)(A)

368 S. Military Trail
Deerfield Beach, FL 33442
1-800-789-0830
954-698-9998
Fax 954-698-9925
E-mail: info@biolok.com

September 25, 2006

Dear Stockholder:

We are pleased to inform you that on September 7, 2006, BioLok International Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Tumbler Holdings, Inc., a Delaware corporation and a wholly-owned subsidiary of HealthpointCapital Partners II, L.P. (“Tumbler”), and Tumbler Merger Corp, a Delaware corporation and a wholly-owned subsidiary of Tumbler (“Purchaser”).

Under the terms of the Merger Agreement, Purchaser is commencing today a cash tender offer to purchase all of the outstanding shares of the common stock of the Company (the “Common Stock”) at a price of $2.15 per share, net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and related materials enclosed with this letter. Unless subsequently extended, the tender offer is currently scheduled to expire at 12:00 midnight, New York City time, on October 23, 2006. Following the successful completion of the cash tender offer, Purchaser will be merged into the Company, and all shares of Common Stock not purchased in the tender offer (other than shares held by dissenting stockholders, if applicable) will be converted into the right to receive $2.15 in cash per share.

        The Company's board of directors has unanimously approved the Merger Agreement, the tender offer, and the merger, and has determined that the Merger Agreement and the transactions contemplated thereby (including the tender offer and the merger) are at a price and on terms that are in the best interests of the Company and the holders of Common Stock. Accordingly, the Company's board of directors unanimously recommends that you accept the tender offer and tender your Common Stock to Purchaser pursuant to the tender offer.

        In arriving at its recommendations, the Company's board of directors gave careful consideration to a number of factors that are described in the enclosed Schedule 14D-9, including, among other things, the opinion of Boston Corporate Finance, Inc., dated September 7, 2006, to the effect that the $2.15 per share in cash to be received by holders of Common Stock in the tender offer and the merger is fair from a financial point of view to such holders, as of the date of such opinion.

        Also accompanying this letter is a copy of Purchaser's Offer to Purchase and related materials, including a letter of transmittal for use in tendering your shares of Common Stock. These documents set forth the terms and conditions of Purchaser's tender offer and provide instructions as to how to tender your shares. We urge you to read each of the enclosed materials carefully.

Very truly yours,

Bruce L. Hollander
President and Chief Executive Officer